STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

June 13, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Global Income Builder, Inc. File Numbers: 333-142300; 811-22057

Ladies and Gentlemen:

On behalf of Cohen & Steers Global Income Builder, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2007 (the “Registration Statement”).

Amendment No. 1 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to us by Keith O’Connell of the Staff in a letter dated May 23, 2007 (the “Staff Letter”). For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (the “Prospectus”) or statement of additional information are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other stylistic and clarifying changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Prospectus

Investment Objective and Policies

1.

Staff Comment: Because the Fund has “global” in its name, the Fund should disclose the extent the Fund will invest outside the United States. If true, you may insert disclosure similar to disclosure added to the Cohen & Steers Institutional Global Realty Shares, Inc. prospectus:

“Under normal market conditions, the fund will invest significantly (at least 40%—unless market conditions are not deemed favorable by the Advisor, in which case the fund would invest at least 30%) in [real estate] companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S. The fund will allocate its assets among various regions and countries, including the United States (but in no less than three difference countries).”

Response: The suggested disclosure has been added.

2.

Comment: The prospectus states, “The Fund also may invest in securities that at the time of investment are rated below investment grade or that are unrated but judged to be below investment grade by the Investment Manger.” Please clarify what limit will apply to investments rated below investment grade and whether the Fund has any minimum credit limits. We note that the prospectus later states that the Fund “will not invest in securities which are in default at the time of purchase.”

Response: Disclosure has been added to the Prospectus that the Fund may “invest without limit in securities that at the time of investment are rated below investment grade (and may invest in securities rated as low as the lowest rating issued by Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc. (or the unrated equivalents).” As stated in the body of the prospectus as filed with the Registration Statement, the Fund will not invest in securities which are in default at the time of purchase. Language to that effect has been placed more prominently in the Prospectus.

3.

Comment: The prospectus states, “In addition, the Fund may engage in the types of transactions, techniques and other investments used in the Cohen & Steers funds pursuing these strategies.” Because investors may not be familiar with such other funds, please further discuss such transactions.

Response: This statement has been removed. All transactions, techniques and other investments currently anticipated to be used by the Fund are described in the Prospectus.

4.

Comment: Please clarify whether dividend capture trades are made with or without regard to whether any income generated by dividends qualifies for the reduced U.S. federal income tax rates applicable to qualified dividends.

Response: Language had been added to the Prospectus that dividend capture trades may be made without regard to whether any dividends may qualify for the reduced Federal income tax rates applicable to qualified dividends and that there can be no assurance as to what portion of the Fund’s distributions may be designated as qualified dividend income.

Summary of Fund Expenses

5.	Comment: Please confirm that footnotes to the fee table, including the fee table in footnote 5, will be in a smaller font than the fee table.

Response: Footnotes to the fee table, including the fee table in footnote 5, will be in a smaller font than the fee table.

Dividends and Distributions

6.

Comment: The prospectus states, “Under a Managed Dividend Policy, if, for any distribution, net investment income and net realized capital gains were less than the amount of the distribution, the differences would be distributed from the Fund’s assets and would constitute a return of capital.” Many investors may not fully understand a return of capital and may assume it is profit rather than a return of their own money. Please disclose (or provide similar disclosure) that, “shareholder who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully, and should not assume that the source of any distribution from the Fund is net profit.”

Response: The requested disclosure has been added.

7.

Comment: Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response: The Fund does intend to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund will disclose the estimated portion of the distribution yield that results from return of capital. In addition, the Fund will accompany reports containing distribution yields with total return and/or yield calculated in accordance with rules of the Commission.

Short Sale Risk

8.	Comment: In a letter to the Staff, please confirm that any expected interest expense or dividends paid in connection with short sales are reflected in the fee table.

Response: The Fund does not anticipate entering into a significant amount of short sales and does not currently intend to enter into any short sales in the initial stages of the Fund’s operations. Accordingly, no interest expenses or dividends paid in connection with short sales are reflected in the fee table.

Risk of Market Price Discount from Net Asset Value

9.

Comment: The prospectus states, “Net asset value will be reduced immediately following the offering by the sales load and the amount of organizational and offering expenses paid by the Fund.” Please clarify whether this reduction applies to common and preferred stock offerings.

Response: Additional disclosure has been added to clarify that this statement applies to the offering of the Common Shares, and additional disclosure has been added that while the expenses of any preferred stock issuance by the Fund would be borne by Common Shareholders, no material net asset value reduction would be expected.

Fund Net Asset Value

10.

Comment: Please discuss the effects of fair value pricing. For example, fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Response: The requested disclosure has been added.

Statement of Additional Information

Notes to Financial Statement

11.

Comment: Certain information contained in the notes is inconsistent with the prospectus. Please revise the note disclosure accordingly.

Response: The note disclosure has been revised to be consistent with the Prospectus.

General

12.

Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Substantial information has been added to Amendment No. 1 to further complete the Registration Statement. We intend to file one or more additional pre-effective amendments to the Registration Statement in order to complete all required information, including all required exhibits. We understand that you may have further comments on the new portions of Amendment No. 1, disclosures made in response comments in the Staff Letter, information supplied supplementally or exhibits added in pre-effective amendments.

13.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

Response: The Fund, the Investment Manager and the existing closed-end funds advised by the Investment Manager have filed an exemptive application with the Commission seeking an order under the 1940 Act facilitating the implementation of the Managed Distribution Policy as described in the Prospectus.

14.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Fund believes that Amendment No. 1 and this letter respond to the comments in the Staff Letter. The Fund is aware that the Staff’s comments given in one section apply to other sections in the Fund’s Registration Statement that contain the same or similar disclosure, and such conforming changes have been made.

15.

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, please furnish a letter acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

*   *   *   *   *

We hope the Staff finds this letter and the revisions in Amendment No. 1 responsive to comments on the Registration Statement. The Fund would like to be declared effective on July 26, 2007, and, thus, we would appreciate a prompt review by the Staff of Amendment No. 1. Should members of the Staff have any questions or comments regarding Amendment No. 1, they should call the undersigned at 212.806.6443 or Janna Manes at 212.806.6141.

Sincerely yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

June 13, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Global Income Builder, Inc. Registration Statement on Form N-2 File Numbers: 333-142300; 811-22057

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS GLOBAL INCOME BUILDER, INC.

By: /s/ John E. McLean
        John E. McLean
        Secretary